Exhibit 99.2

THE BUSINESS OF

GAMING

Q1 2022

EnthusiastGaming

Enthusiast Gaming Holdings Inc.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of March 31, 2022 and December 2021

(Unaudited - Expressed in Canadian Dollars)

	Note	March 31, 2022	December 31, 2021
ASSETS
Current
Cash		$14,138,029	$22,654,262
Trade and other receivables	5	29,616,959	33,801,990
Investments		131,252	131,342
Loans receivable	18	50,935	176,931
Income tax receivable		399,509	356,366
Prepaid expenses		1,355,642	2,145,184
Total current assets		45,692,326	59,266,075
Non-current
Property and equipment	7	223,063	247,988
Right-of-use assets	10	2,601,612	2,885,662
Investment in associates and joint ventures	6	1,181,310	885,269
Long-term portion of prepaid expenses		258,162	261,922
Intangible assets	8	123,975,000	129,138,595
Goodwill	9	193,942,515	195,097,659
Total Assets		$367,873,988	$387,783,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	11	$27,032,387	$34,391,221
Contract liabilities		3,867,901	3,890,569
Income tax payable		193,701	114,094
Current portion of long-term debt	12	2,000,000	2,000,000
Current portion of deferred payment liability	14	26,702,412	27,244,146
Current portion of lease contract liabilities	10	771,736	796,835
Current portion of other long-term debt	13	10,961	11,121
Total current liabilities		60,579,098	68,447,986
Non-current
Long-term debt	12	7,226,838	7,681,867
Long-term portion of deferred payment liability	14	20,084,613	20,794,275
Long-term portion of lease contract liabilities	10	1,979,741	2,213,512
Other long-term debt	13	134,154	136,324
Deferred tax liability		25,070,291	25,740,885
Total liabilities		$115,074,735	$125,014,849

Shareholders’ Equity
Share capital	15	388,213,957	387,087,948
Contributed surplus	16, 17	26,631,643	25,485,361
Accumulated other comprehensive (loss) income		(681,264)	527,166
Deficit		(161,365,083)	(150,332,154)
Total shareholders’ equity		252,799,253	262,768,321
Total liabilities and shareholders’ equity		$367,873,988	$387,783,170

Commitments (Note 21)

Subsequent events (Note 23)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

	Note	March 31, 2022	March 31, 2021

Revenue	22	$47,167,538	$30,022,335
Cost of Sales		33,676,159	24,091,327
Gross Margin		13,491,379	5,931,008
Operating Expenses
Professional fees		924,821	737,496
Consulting fees	18	1,478,174	1,310,627
Advertising and promotion		327,447	1,042,354
Office and general		2,262,905	706,945
Salaries and wages	18	8,696,875	4,628,275
Technology support, web development and content		3,458,868	1,394,883
Esports player, team and game expenses		1,511,488	1,528,605
Foreign exchange loss (gain)		8,587	(10,133)
Share-based compensation	16, 17	1,386,181	5,760,036
Amortization and depreciation	7, 8, 10	4,767,024	1,635,854
Total operating expenses		24,822,370	18,734,942

Other expenses (income)
Share of (income) loss from investment in associates and joint ventures	6	(296,041)	78,418
Interest and accretion	10, 12, 13, 14	1,430,669	791,314
Interest income		(1,401)	(18,320)
Gain on revaluation of deferred payment liability	14	(1,015,538)	-
Gain on repayment of long-term debt		-	(39,502)
Change in fair value of investment		-	(3,984)
Net loss before income taxes		(11,448,680)	(13,611,860)

Income taxes
Current tax expense (recovery)		110,529	(14,655)
Deferred tax recovery		(526,280)	(79,779)
Net loss for the period		(11,032,929)	(13,517,426)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss Foreign currency translation adjustment		(1,208,430)	(47,702)
Net loss and comprehensive loss for the period		$(12,241,359)	$(13,565,128)
Net loss per share, basic and diluted		$(0.08)	$(0.12)
Weighted average number of common shares outstanding, basic and diluted		133,605,479	111,462,147

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

	Note	Number of Shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity

Balance, December 31, 2020		104,930,981	$232,616,997	$7,494,164	$45,428	$(98,285,532)	$141,871,057
Issuance of shares for the Offering, net of transaction costs	15	7,383,000	39,862,514	-	-	-	39,862,514
Shares issued upon exercise of options	15	283,173	976,900	(382,064)	-	-	594,836
Shares issued upon conversion of convertible debentures	15	2,835,289	7,626,957	-	-	-	7,626,957
Shares issued for settlement of deferred payment liability	14, 15	429,354	632,800	-	-	-	632,800
Share-based compensation	16, 17	-	-	5,760,036	-	-	5,760,036
Other comprehensive loss for the period		-	-	-	(47,702)	-	(47,702)
Net loss for the period		-	-	-	-	(13,517,426)	(13,517,426)
Balance, March 31, 2021		115,861,797	$281,716,168	$12,872,136	$(2,274)	$(111,802,958)	$182,783,072

Balance, December 31, 2021		133,549,269	$387,087,948	$25,485,361	$527,166	$(150,332,154)	$262,768,321
Issuance of shares to effect the Outplayed acquisition	15	35,770	181,389	-	-	-	181,389
Shares issued upon exercise of options	15	74,051	309,720	(239,899)	-	-	69,821
Shares issued for settlement of deferred payment liability	14, 15	111,267	634,900	-	-	-	634,900
Share-based compensation	16, 17	-	-	1,386,181	-	-	1,386,181
Other comprehensive loss for the period		-	-	-	(1,208,430)	-	(1,208,430)
Net loss for the period		-	-	-	-	(11,032,929)	(11,032,929)
Balance, March 31, 2022		133,770,357	$388,213,957	$26,631,643	$(681,264)	$(161,365,083)	$252,799,253

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

	Note	March 31, 2022	March 31, 2021
Cash flows from operating activities
Net loss for the period		$(11,032,929)	$(13,517,426)
Items not affecting cash:
Amortization and depreciation	7, 8, 10	4,767,024	1,635,854
Share-based compensation	16, 17	1,386,181	5,760,036
Interest and accretion	10, 12, 13, 14	1,227,562	274,083
Deferred tax recovery		(526,280)	(79,779)
Foreign exchange (gain) loss		13,456	(696)
Gain on repayment of long-term debt		-	(39,502)
Gain on revaluation of deferred payment liability	14	(1,015,538)	-
Shares for services		63,320	93,553
Change in fair value of investment		-	(3,984)
Share of (income) loss from investment in associates and joint ventures	6	(296,041)	78,418
Changes in working capital:
Changes in trade and other receivables		4,185,031	4,300,825
Changes in prepaid expenses		789,542	(5,623)
Changes in loans receivable		125,995	12,500
Changes in accounts payable and accrued liabilities		(7,236,523)	(6,035,820)
Changes in contract liabilities		(22,668)	239,881
Changes in income tax		107,480	-
Income tax paid		(71,016)	-
Net cash used in operating activities		(7,535,404)	(7,287,680)

Cash flows from investing activities
Acquisition of property and equipment	7	(1,757)	(3,398)
Net cash used in investing activities		(1,757)	(3,398)

Cash flows from financing activities
Proceeds from the issuance of shares for Offering, net of transaction costs	15	-	39,862,514
Proceeds from long-term debt, net of transaction costs		-	944,787
Repayment of long-term debt	12	(500,000)	(13,773,470)
Proceeds from exercise of options	15	69,821	594,836
Repayment of other long-term debt	13	(2,741)	-
Lease payments	10	(240,001)	(236,614)
Net cash (used in) provided by financing activities		(672,921)	27,392,053

Foreign exchange effect on cash		(306,151)	(24,502)
Net change in cash		(8,516,233)	20,076,473
Cash, beginning of period		22,654,262	4,323,823
Cash, end of period		$14,138,029	$24,400,296

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations

Enthusiast Gaming Holdings Inc. (the “Company” or “Enthusiast”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is publicly traded on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“Nasdaq”) under the symbol “EGLX”. The Company maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

The Company’s principal business activities are comprised of media and content, entertainment and esports. The Company’s digital media platform includes 100+ gaming related websites, approximately 1,000 YouTube channels and a library of over 1,500 casual games. The Company’s esports division, Luminosity Gaming Inc., is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. The Company’s entertainment business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, and the largest mobile gaming event in Europe, Pocket Gamer Connects.

On May 1, 2021, the Company acquired all of the issued and outstanding shares of Vedatis SAS (“Vedatis”) pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”). The Vedatis SPA is accounted for in accordance with IFRS 3, as the operations of Vedatis constitute a business.

On June 21, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc. (“Media US”), acquired all of the issued and outstanding membership interest of Tabwire LLC (“Tabwire”) pursuant to an equity purchase agreement dated April 22, 2021 (the “Tabwire EPA”). The Tabwire EPA is accounted for in accordance with IFRS 3, as the operations of Tabwire constitute a business.

On August 30, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding membership interest of GameKnot LLC (“GameKnot”) pursuant to an equity purchase agreement dated August 30, 2021 (the “GameKnot EPA”). The GameKnot EPA is accounted for in accordance with IFRS 3, as the operations of GameKnot constitute a business.

On September 3, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding shares of Addicting Games, Inc. and TeachMe, Inc. (“TeachMe”, which together with Addicting Games, Inc., is herein referred to as “Addicting Games”) pursuant to a share purchase agreement dated September 3, 2021 (the “Addicting Games SPA”). The Addicting Games SPA is accounted for in accordance with IFRS 3, as the operations of Addicting Games constitute a business.

On November 22, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding shares of Outplayed, Inc. (“Outplayed”) pursuant to a merger agreement dated November 22, 2021 (the “Outplayed MA”). Pursuant to the Outplayed MA between Enthusiast Acquisition Corp. (“Acquisition Corp”), a subsidiary of Media US incorporated to facilitate this transaction, and Outplayed, Outplayed merged with and into Acquisition Corp and Acquisition Corp changed its name to Outplayed, Inc. The Outplayed MA is accounted for in accordance with IFRS 3, as the operations of Outplayed constitute a business.

The Vedatis SPA, Tabwire EPA, GameKnot EPA, Addicting Games SPA and Outplayed MA are collectively called the “Mergers and Acquisitions” in these condensed consolidated interim financial statements. For information relating to the accounting of the Mergers and Acquisitions refer to Note 5 of the audited consolidated financial statements of the Company for the year ended December 31, 2021.

Approval of Financial Statements

These consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 16, 2022.

2.	Statement of compliance and basis of preparation

(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

2.	Statement of compliance and basis of preparation (continued)

(i)	Statement of compliance (continued)

The condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and interpretations by the IFRS Interpretations Committee.

(ii)	Basis of presentation

The consolidated financial statements are prepared under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

(iii)	Basis of consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

These condensed consolidated interim financial statements include the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly-owned subsidiaries:

Name of Subsidiary	Jurisdiction	Functional Currency	Accounting Method
Aquilini GameCo Inc.	Canada	Canadian dollars	Consolidation
GameCo eSports USA Inc.	USA	U.S. dollars	Consolidation
Luminosity Gaming Inc.	Canada	Canadian dollars	Consolidation
Luminosity Gaming (USA) LLC	USA	U.S. dollars	Consolidation
Enthusiast Gaming Properties Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming Live Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media (US) Inc.	USA	U.S. dollars	Consolidation
Tabwire LLC	USA	U.S. dollars	Consolidation
GameKnot LLC	USA	U.S. dollars	Consolidation
Addicting Games, Inc.	USA	U.S. dollars	Consolidation
TeachMe, Inc.	USA	U.S. dollars	Consolidation
Outplayed, Inc.	USA	U.S. dollars	Consolidation
Enthusiast Gaming Media Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming (TSR) Inc.	Canada	U.S. dollars	Consolidation
Hexagon Games Corp.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming (PG) Inc.	Canada	Canadian dollars	Consolidation
Steel Media Limited	England and Wales	UK Pound Sterling	Consolidation
Omnia Media Inc.	USA	U.S. dollars	Consolidation
Vedatis SAS	France	Euro	Consolidation

Refer to Note 6 for the Company’s investment in associates and joint ventures.

3.	Significant accounting policies

The Company’s accounting policies as described in Note 3, Significant Accounting Policies, of the Company’s audited consolidated financial statements for the year ended December 31, 2021, have been applied consistently to all periods presented in these condensed consolidated interim financial statements. Refer to those audited consolidated financial statements for the significant accounting policies which remain unchanged as of March 31, 2022.

No new standards, interpretations or amendments were adopted for the first time from January 1, 2022.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

4.	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

There have been no significant changes to the Company’s significant accounting judgments, estimates and uncertainties, as described in Note 4, Significant Accounting Judgments, Estimates and Uncertainties, of the Company’s audited consolidated financial statements for the year ended December 31, 2021.

5.	Trade and other receivables

A summary of trade and other receivables is as follows:

	March 31, 2022	December 31, 2021

Trade receivables (Note 18, 20)	$25,892,827	$30,034,661
HST and VAT receivables	74,235	142,699
Other receivables (Note 18)	3,706,977	3,683,102
Expected credit loss provision (Note 20)	(57,080)	(58,472)
	$29,616,959	$33,801,990

6.	Investment in associates and joint ventures

(i)	Investment in associates

On August 30, 2019, pursuant to an investment agreement between Aquilini GameCo Inc. (“GameCo”) and Aquilini Properties LP (a related party by nature of it being under the control or direction of the Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) for $1,246,125 (USD $937,500), and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC, (“AIG USA”) for $414,594 (USD $312,500). Collectively, AIG Canada and AIG USA own and manage professional esports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

On April 22, 2020 and September 23, 2020, the Company made capital contributions of $500,000 and $1,252,312 respectively to AIG Canada. On September 23, 2020, the Company made a capital contribution of $417,438 to AIG USA.

A summary of the Company’s investment in associates is as follows:

	AIG Canada	AIG USA	Total

Balance, December 31, 2020	$665,991	$360,919	$1,026,910
Share of loss from investment in associate	(3,138)	(197,412)	(200,550)
Balance, December 31, 2021	$662,853	$163,507	$826,360
Share of income (loss) from investment in associate	(90,928)	356,971	266,043
Balance, March 31, 2022	$571,925	$520,478	$1,092,403

(ii)	Investment in joint ventures

On July 7, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Inc., entered into a joint venture with Toronto Star Newspapers Limited (“Torstar”) to create an original online news platform and community for gamers named AFK Media Partnership (“AFK”). The Company and Torstar each hold a 50% interest in this joint venture. The Company and Torstar have each invested $125,000 into AFK as startup capital.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

6.	Investment in associates and joint ventures (continued)

(ii)	Investment in joint ventures (continued)

A summary of the Company’s investment in AFK is as follows:

Amount

Balance, December 31, 2020	$-
Contributions – cash	125,000
Share of loss from investment in joint venture	(66,091)
Balance, December 31, 2021	$58,909
Share of income from investment in joint venture	29,998
Balance, March 31, 2022	$88,907

A summary of the Company’s investment in associates and joint ventures is as follows:

	March 31, 2022	December 31, 2021
AIG Canada	$571,925	$662,853
AIG USA	520,478	163,507
AFK	88,907	58,909
Total investment in associates and joint ventures	$1,181,310	$885,269

7.	Property and equipment

	Furniture and fixtures	Computer equipment	Leasehold improvements	Production equipment	Total

Cost
Balance, December 31, 2020	$183,094	$183,877	$87,207	$45,934	$500,112
Mergers and Acquisitions	3,717	4,856	-	-	8,573
Additions	-	3,398	-	-	3,398
Effect of movement in exchange rates	(566)	(1,038)	(288)	(195)	(2,087)
Balance, December 31, 2021	$186,245	$191,093	$86,919	$45,739	$509,996
Additions	225	1,532	-	-	1,757
Effect of movement in exchange rates	(2,089)	(3,347)	(972)	(657)	(7,065)
Balance, March 31, 2022	$184,381	$189,278	$85,947	$45,082	$504,688

Accumulated depreciation
Balance, December 31, 2020	$34,085	$78,848	$24,558	$7,771	$145,262
Depreciation	33,712	52,812	17,053	12,808	116,385
Effect of movement in exchange rates	148	32	68	113	361
Balance, December 31, 2021	$67,945	$131,692	$41,679	$20,692	$262,008
Depreciation	7,968	8,557	4,296	3,021	23,842
Effect of movement in exchange rates	(869)	(2,508)	(511)	(337)	(4,225)
Balance, March 31, 2022	$75,044	$137,741	$45,464	$23,376	$281,625

Net book value
Balance, December 31, 2021	$118,300	$59,401	$45,240	$25,047	$247,988
Balance, March 31, 2022	$109,337	$51,537	$40,483	$21,706	$223,063

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

8.	Intangibles

	Domain name	Application & technology development & website content	Brand name	Subscriber & sponsorship relationships	Player contracts	Multi channel network license	Talent management & owned & operated content brand	Talent contracts & digital content	Game application & technology development	Total

Cost
Balance, December 31, 2020	$40,930,000	$3,250,922	$8,602,563	$6,832,646	$311,200	$10,749,000	$9,363,000	$5,507,000	$-	$85,546,331
Mergers and Acquisitions	9,779,000	13,684,000	25,928,000	1,070,000	-	-	-	-	5,988,000	56,449,000
Effect of movement in foreign exchange rates	125,054	20,256	43,569	11,759	-	-	-	-	75,887	276,525
Balance, December 31, 2021	$50,834,054	$16,955,178	$34,574,132	$7,914,405	$311,200	$10,749,000	$9,363,000	$5,507,000	$6,063,887	$142,271,856
Effect of movement in foreign exchange rates	(142,178)	(179,430)	(324,961)	(11,932)	-	-	-	-	(57,952)	(716,453)
Balance, March 31, 2022	$50,691,876	$16,775,748	$34,249,171	$7,902,473	$311,200	$10,749,000	$9,363,000	$5,507,000	$6,005,935	$141,555,403

Accumulated amortization
Balance, December 31, 2020	$-	$2,021,324	$-	$955,500	$311,200	$365,200	$-	$787,100	$-	$4,440,324
Amortization	-	2,366,160	-	899,727	-	1,074,920	-	2,316,840	2,014,866	8,672,513
Effect of movement in foreign exchange rates	-	7,282	-	1,008	-	-	-	-	12,134	20,424
Balance, December 31, 2021	$-	$4,394,766	$-	$1,856,235	$311,200	$1,440,120	$-	$3,103,940	$2,027,000	$13,133,261
Amortization	-	1,878,639	-	303,844	-	268,730	-	579,210	1,461,996	4,492,419
Effect of movement in foreign exchange rates	-	(24,477)	-	(1,633)	-	-	-	-	(19,167)	(45,277)
Balance, March 31, 2022	$-	$6,248,928	$-	$2,158,446	$311,200	$1,708,850	$-	$3,683,150	$3,469,829	$17,580,403

Net book value
Balance, December 31, 2021	$50,834,054	$12,560,412	$34,574,132	$6,058,170	$-	$9,308,880	$9,363,000	$2,403,060	$4,036,887	$129,138,595
Balance, March 31, 2022	$50,691,876	$10,526,820	$34,249,171	$5,744,027	$-	$9,040,150	$9,363,000	$1,823,850	$2,536,106	$123,975,000

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

9.	Goodwill

The following comprises the balance of goodwill by cash-generating unit (“CGU”). Goodwill arose through the acquisitions of (i) Luminosity Gaming Inc. (“Luminosity”) on August 27, 2019; (ii) Enthusiast Gaming Properties Inc. (“Enthusiast Properties”) on August 30, 2019; (iii) Steel Media Limited (“Steel Media”) on October 3, 2019; (iv) Omnia Media Inc. (“Omnia”) on August 30, 2020; (v) Vedatis on May 1, 2021; and (vi) Tabwire on June 21, 2021 (vii) GameKnot on August 30, 2021 (viii) Addicting Games on September 2, 2021, and (ix) Outplayed on November 22, 2021.

In April 2019, Enthusiast Properties acquired 100% of the assets of The Sims Resource (“TSR”) from Generatorhallen AB and IBIBI HB. TSR is identified as a separate CGU from Enthusiast Properties based on the nature of the business and the assessment that TSR generates cash flows that are largely independent of the cash flows from other assets deployed in Enthusiast Properties. The Company has included Vedatis, Tabwire and GameKnot within the Enthusiast Properties CGU based on the nature of these businesses and the assessment that they generate cash flows that are not largely independent of the cash flows from other assets deployed in Enthusiast Properties.

A summary goodwill by CGU is as follows:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed	Total

Balance, December 31, 2020	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$22,921,670	$-	$-	$106,181,086
Mergers and Acquisitions	21,496,335	-	-	-	-	28,947,665	37,844,194	88,288,194
Effect of movement in foreign exchange rates	299,900	-	-	-	-	334,749	(6,270)	628,379
Balance, December 31, 2021	$76,263,276	$20,898,598	$6,003,150	$1,890,627	$22,921,670	$29,282,414	$37,837,924	$195,097,659
Effect of movement in foreign exchange rates	(178,454)	-	-	-	-	(380,527)	(596,163)	(1,155,144)
Balance, March 31, 2022	$76,084,822	$20,898,598	$6,003,150	$1,890,627	$22,921,670	$28,901,887	$37,241,761	$193,942,515

The Company performs its annual impairment tests at December 31 or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying value. During the three months ended March 31, 2022, the Company concluded that there were no triggering events requiring an impairment assessment.

10.	Right-of-use assets and lease contract liabilities

The Company’s leased assets consist of office premises. When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using incremental borrowing rates of 4.20% to 5.00%.

A summary of right-of-use assets is as follows:

Amount

Balance, December 31, 2020	$2,848,400
Office lease additions - cost, mergers and acquisitions	775,392
Depreciation	(729,573)
Effect of movement in exchange rates	(8,557)
Balance, December 31, 2021	$2,885,662
Depreciation	(250,763)
Effect of movement in exchange rates	(33,287)
Balance, March 31, 2022	$2,601,612

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

10.	Right-of-use assets and lease contract liabilities (continued)

A summary of lease contract liabilities is as follows:

Amount

Balance, December 31, 2020	$2,886,666
Office lease additions - finance cost, mergers and acquisitions	808,095
Payments	(802,013)
Interest cost	119,476
Effect of movement in exchange rates	(1,877)
Balance, December 31, 2021	$3,010,347
Payments	(240,001)
Interest cost	18,805
Effect of movement in exchange rates	(37,674)
Balance, March 31, 2022	2,751,477
Current portion of contract lease liabilities	771,736
Long-term portion of contract lease liabilities	$1,979,741

Note 21 provides a summary of undiscounted lease payments to be made as of the statement of financial position date. Variable lease payments during the three months ended March 31, 2022, which are not included in lease liabilities are $87,013 (March 31, 2021 - $57,191). The total cash outflow for leases during the three months ended March 31, 2022 is $327,014 (March 31, 2021 - $293,805).

11.	Accounts payable and accrued liabilities

A summary of accounts payable and accrued liabilities is as follows:

	March 31, 2022	December 31, 2021

Accounts payable	$20,424,273	$25,247,351
Accrued liabilities	6,608,114	9,143,870
	$27,032,387	$34,391,221

The Company, in the course of its normal operations, is subject to claims, lawsuits, and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.

12.	Long-term debt

Under the terms of a commitment letter dated December 3, 2021, an arm’s length lender (the “Bank”) agreed to provide the Company, as borrower, and certain Canadian and U.S. subsidiaries of the Company, as guarantors, with a non-revolving term facility (the “Term Credit”) and an operating line (the “Operating Credit”).

The Term Credit consists of an authorized credit limit amount of $10,000,000, bearing interest at the Banker’s Acceptance fee equal to CDOR rate plus 7.5% per annum, with interest payable monthly. The Term Credit is repayable in up to 24 equal monthly instalments of principal based on an amortization period of 60 months, with final payment of the remaining principal then outstanding due 24 months from the initial drawdown date of advance. On December 17, 2021 the Company was advanced $10,000,000 which was used to extinguish a prior long-term debt.

The Operating Credit consists of an authorized amount of $5,000,000, subject to a borrowing base, bearing interest at the greater of (i) the Bank’s prime lending rate plus 1.25%, and (ii) 2.45% per annum, with interest payable monthly. The Operating Credit is repayable no later than 24 months from the date of the satisfaction or waiver of conditions precedent. The Operating Credit will be used for purposes of (i) general operating requirement, and (ii) to finance future acquisitions. As of December 31, 2021 and March 31, 2022, no amounts were drawn upon relating to the Operating Credit.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

12.	Long-term debt (continued)

The aggregate of all advances under the Operating Credit and Bank credit cards are not to exceed the lesser of (i) the Operating Credit, and (ii) the borrowing base. The borrowing base is based on a percentage of eligible accounts receivable less certain accounts payable for material subsidiaries of the Company.

Subject to the Bank’s approval, the Company can exercise an option to extend the maturity date of both Term Credit and Operating Credit for an additional 12-month period. The Term Credit and Operating Credit are secured by substantially all of the assets of the Company and the guarantor subsidiaries. The Company will be entitled to prepay all or part of the Term Credit and Operating Credit at any time with penalty.

During the year ended December 31, 2021, the Company received Term Credit advances of $10,000,000 and incurred transaction cost of $325,183 relating to the commitment letter. During the three months ended March 31, 2022, the Company recognized $193,296 (March 31, 2021 - $Nil) of interest expense and $44,971 (March 31, 2021 – $Nil) of accretion expense which are included in interest and accretion in the consolidated statement of loss and comprehensive loss.

The following tables shows the movement of the Term Credit balance during the period:

Amount

Balance, December 31, 2020	$-
Advances	10,000,000
Transaction costs	(325,183)
Accretion	7,050
Balance, December 31, 2021	$9,681,867
Repayments	(500,000)
Accretion	44,971
Balance, March 31, 2022	9,226,838
Current portion of long-term debt	2,000,000
Long-term debt	$7,226,838

The commitment letter contains certain covenants that the Company must comply with, including maintaining a minimum funded debt to gross profit ratio, which varies by quarter, unless the Company has at least $10,000,000 of unencumbered cash on hand less the amount then outstanding on the Operating Credit. The Company was in compliance with these covenants during the three months ended March 31, 2022.

13.	Other long-term debt

Upon the acquisition of Addicting Games, the Company obtained a USD $150,000 United States of America Small Business Administration loan (“SBA Loan”). The SBA Loan has a term which is thirty years from the date of the initial advance, expiring July 2, 2050. The SBA loan bears interest at 3.75% per annum, is repayable in monthly installment payments until maturity of USD $731, which includes principal and interest, the remaining outstanding principal amount will be repaid on July 2, 2050. The SBA Loan is secured by Addicting Games’ assets.

The SBA Loan was included in Addicting Games’ identifiable net assets acquired at an initial fair value of $144,948 based on a discounted valuation using a 7.10% discount rate. The SBA Loan is amortized at an effective interest rate of 7.10%.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

13.	Other long-term debt (continued)

The following table shows the movement of the SBA Loan during the period:

Amount

Balance, December 31, 2020	$-
Mergers and Acquisitions	144,948
Accretion	3,424
Payments	(5,561)
Effect of movement in exchange rates	4,634
Balance, December 31, 2021	$147,445
Accretion	2,528
Payments	(2,741)
Effect of movement in exchange rates	(2,117)
Balance, March 31, 2022	145,115
Current portion of other long-term debt	10,961
Other long-term debt	$134,154

14.	Deferred payment liability

The deferred payment liability relates to the acquisitions of (i) Steel Media on October 3, 2019, (ii) Vedatis on May 1, 2021, (iii) GameKnot on August 30, 2021, (iv) Addicting Games on September 3, 2021, and (v) Outplayed on November 22, 2021.

(i)	Steel Media Deferred Payment Liability

The Steel Media deferred payment liability consists of the present value of a USD $1,000,000 payment (the “Steel Media Deferred Payment”) to be paid on October 3, 2020 and the present value of the earn-out payment (the “Steel Media Earn-Out Payment”) of USD $500,000 expected to be paid based on the performance of Steel Media by April 15, 2022.

The Company has, at its option, the ability to settle the Steel Media Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to October 3, 2020. The Company also has, at its option, the ability to settle USD $500,000 of the Steel Media Earn-Out Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to the date that the amount of any Steel Media Earn-Out Payment is conclusively determined.

The expected Steel Media Earn-Out Payment is calculated on a dollar-for-dollar basis to the extent the average annualized normalized gross revenue of Steel Media for the period from January 1, 2020 to December 31, 2021 exceeds USD $2,500,000. The maximum Steel Media Earn-Out Payment will not exceed USD $500,000.

The Steel Media Deferred Payment was included in Steel Media’s total purchase price consideration at an initial fair value of $1,211,818 based on a discounted valuation using a 10.00% discount rate. The Steel Media Earn-Out Payment was included in Steel Media’s total purchase price consideration at an initial fair value of $470,625 based on a discounted valuation using a 13.97% discount rate and an expectation that payment of the full earn-out of USD $500,000 is probable.

The Steel Media Deferred Payment and Steel Media Earn-Out Payment are amortized at an effective interest rate of 9.54% and 13.15% respectively.

Between October 16 and November 2, 2020, $659,832 (USD $500,000) of the Steel Media Deferred Payment liability was paid by the Company. On January 20, 2021, the remaining Steel Media Deferred Payment liability of $632,800 (USD $500,000) was settled by the Company through the issuance of 429,354 common shares through the exercise of the Company’s option.

During the three months ended March 31, 2022, the Steel Media Earn-Out Payment was determined to be $461,891 (USD $369,631) resulting in gain on revaluation of deferred payment liability of $149,399 (March 31, 2021 - $Nil). Subsequent to March 31, 2022, the Steel Media Earn-Out Payment of $461,891 (USD $369,631) was paid by the Company (Note 23).

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

14.	Deferred payment liability (continued)

(ii)	Vedatis Deferred Payment Liability (continued)

The Vedatis deferred payment liability consists of the present value of a Euro €750,000 payment (the “Vedatis Deferred Payment”) to be paid on May 1, 2022 and the present value of the estimated earn-out payment (the “Vedatis Earn-Out Payment”) expected to be paid based on the performance of Vedatis by August 29, 2025.

The Vedatis Earn-Out Payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021.

The Company has, at its option, the ability to settle the Vedatis Deferred Payment of Euro €750,000 either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2022. Subsequent to March 31, 2022, the Vedatis Deferred Payment has been settled by the Company issuing 348,852 common shares of the Company through the exercise of the Company’s option (Note 23).

The Company has, at its option, the ability to settle the Vedatis Earn-Out Payment half in cash and half in common shares, the share payment portion will be settled by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2025.

The Company uses Monte-Carlo simulation valuation techniques to estimate the net present value of the Vedatis Earn-Out Payment. The cash portion and equity portion are present valued separately based on the outcomes of the Monte-Carlo simulation. The Vedatis Earn-Out Payment is revalued each reporting period with changes in fair value of the Vedatis Earn-Out Payment recorded in the consolidated statement of loss and comprehensive loss.

The Vedatis Deferred Payment was included in Vedatis’ total purchase price consideration at an initial fair value of $1,047,028 based on a discounted valuation using a 6% discount rate. The Vedatis Earn-Out Payment was included in Vedatis’ total purchase price consideration at an initial fair value of $1,602,902 based on a discounted valuation using an 8.16% and 0.78% discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $1,920,745 is probable. The Vedatis Deferred Payment, upon initial valuation, is amortized at an effective interest rate of 5.86% and the cash portion of the Vedatis Earn-Out Payment is amortized at an effective interest rate of 8.19%.

On March 31, 2022, the Vedatis Earn-Out Payment was revalued at $859,503 based on a discounted valuation using a 10.40% and 2.32% discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $1,057,966 is probable. Following the March 31, 2022 revaluation, the cash portion of the Vedatis Earn-Out Payment is amortized at an effective interest rate of 10.45% (March 31, 2021 – Nil%).

The fair value of the Vedatis Earn-Out Payment as of March 31, 2022 and December 31, 2021 was calculated using the following inputs:

	March 31, 2022	December 31, 2021
Payment date	August 29, 2025	August 29, 2025
Time to maturity	3.42 years	3.66 years
Required metric risk premium	21.75%	21.75%
EBITDA volatility	17.00%	17.00%
Senior credit rating	B-	B-
Earn-out payment credit rating	CCC+	CCC+
Drift rate	2.32%	1.15%
Discount rate (risk free rate) for equity-based payment	2.31%	1.16%
Discount rate (risk adjusted rate) for cash payment	10.40%	9.79%
Discount rate for lack of marketability	Nil%	Nil%

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

14.	Deferred payment liability (continued)

(iii)	GameKnot Deferred Payment Liability

The GameKnot deferred payment liability consists of the present value of a USD $500,000 six-month anniversary payment (the “GameKnot Deferred Payment”) to be paid on February 28, 2022.

The Company has, at its option, the ability to settle the GameKnot Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to August 30, 2021. The GameKnot Deferred Payment was included in GameKnot’s total purchase price consideration at an initial fair value of $613,129 based on a discounted valuation using a 6.00% discount rate. The GameKnot Deferred Payment is amortized at an effective interest rate of 6.01%.

On February 28, 2022, the GameKnot Deferred Payment has been settled by the Company issuing 111,267 common shares of the Company (Note 15) through the exercise of the Company’s option.

(iv)	Addicting Games Deferred Payment Liability

The Addicting Games deferred payment liability consists of the present value of a USD $7,000,000 first anniversary payment (the “Addicting Games First Anniversary Deferred Payment”) to be paid on September 3, 2022 and the present value of a USD $3,800,000 second anniversary payment (the “Addicting Games Second Anniversary Deferred Payment”) to be paid on September 3, 2023 (collectively the “Addicting Games Deferred Payment”).

The Company has, at its option, the ability to settle the Addicting Games Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the payment due dates.

The Addicting Games First Anniversary Deferred Payment was included in Addicting Games’ total purchase price consideration at an initial fair value of $8,181,699 based on a discounted valuation using a 7.10% discount rate. The Addicting Games Second Anniversary Deferred Payment was included in Addicting Games’ total purchase price consideration at an initial fair value of $4,147,054 based on a discounted valuation using a 7.10% discount rate.

The Addicting Games First Anniversary Deferred Payment and Addicting Games Second Anniversary Deferred Payment are amortized at an effective interest rate of 6.88% and 6.88% respectively.

(v)	Outplayed Deferred Payment Liability

The Outplayed deferred payment liability consists of the present value of a USD $8,500,000 first anniversary payment (the “Outplayed First Anniversary Deferred Payment”) to be paid on November 22, 2022, the present value of a USD $8,500,000 second anniversary payment (the “Outplayed Second Anniversary Deferred Payment”) to be paid on November 22, 2023 (collectively, the “Outplayed Deferred Payment”), the present value of the first anniversary earn-out payment USD $6,000,000 (the “Outplayed First Anniversary Earn-Out Payment”) expected to be paid based on the performance of Outplayed by December 22, 2022, and the present value of the second anniversary earn-out payment USD $6,000,000 (the “Outplayed Second Anniversary Earn-Out Payment”) expected to be paid based on the performance of Outplayed by December 22, 2023 (collectively, the “Outplayed Earn-Out Payment”).

The Outplayed Earn-Out Payment, subject to certain conditions, will be paid if certain site traffic based targets are met in the first and second years of operations. The first anniversary earn-out period is for one year from the closing date and the second anniversary earn-out period is for one year from the end of the first anniversary earn-out period.

The Company has, at its option, the ability to settle the Outplayed Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days two business days prior to the anniversary payment due dates. The Company has, at its option, the ability to settle the Outplayed Earn-Out Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the date the applicable earn-out is achieved.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

14.	Deferred payment liability (continued)

(v)	Outplayed Deferred Payment Liability (continued)

The Outplayed First Anniversary Deferred Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $10,013,937 based on a discounted valuation using a 7.63% discount rate. The Outplayed Second Anniversary Deferred Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $9,304,038 based on a discounted valuation using a 7.63% discount rate. The Outplayed First Anniversary Earn-Out Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $6,272,711 based on a discounted valuation using a 19.50% discount rate with an expectation that payment of the full earn-out of USD $6,000,000 is probable. The Outplayed Second Anniversary Earn-Out Payment was included in Outplayed’s total purchase price consideration at an initial fair value of $5,249,130 based on a discounted valuation using a 19.50% discount rate with an expectation that payment of the full earn-out of USD $6,000,000 is probable.

The Outplayed First Anniversary Earn-Out Payment, the Outplayed Second Anniversary Earn-Out Payment, Outplayed First Anniversary Earn-Out Payment and the Outplayed Second Anniversary Earn-Out Payment are amortized are amortized at an effective interest rate of 7.38%, 7.38%, 17.97% and 17.96% respectively.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

14.	Deferred payment liability (continued)

The following table shows the movement of the Steel Media Deferred Payment, the Steel Media Earn-Out Payment, the Vedatis Deferred Payment deferred, the Vedatis Earn-Out Payment, the GameKnot Deferred Payment, the Addicting Games Deferred Payment, the Outplayed Deferred Payment and the Outplayed Earn-Out Payment balances during the period:

	Steel Media Deferred Payment	Steel Media Earn-Out Payment	Vedatis Deferred Payment	Vedatis Earn-Out Payment	GameKnot Deferred Payment	Addicting Games Deferred Payment	Outplayed Deferred Payment	Outplayed Earn-Out Payment	Total

Balance, December 31, 2020	$636,600	$529,124	$-	$-	$-	$-	$-	$-	$1,165,724
Initial fair value of deferred payment liability	-	-	1,047,028	1,602,902	613,129	12,328,753	19,317,976	11,521,841	46,431,629
Accretion	-	77,415	41,705	39,830	12,490	280,700	151,319	219,808	823,267
Share issuance payment	(632,800)	-	-	-	-	-	-	-	(632,800)
Loss on revaluation of deferred payment liability	-	-	-	181,707	-	-	-	-	181,707
Effect of movement in exchange rates	(3,800)	(6,031)	(29,944)	(50,103)	2,162	159,266	(2,147)	(509)	68,894
Balance, December 31, 2021	$-	$600,508	$1,058,789	$1,774,336	$627,781	$12,768,719	$19,467,148	$11,741,140	$48,038,421
Accretion	-	20,698	15,799	18,281	6,111	217,523	355,743	527,103	1,161,258
Share issuance payment	-	-	-	-	(634,900)	-	-	-	(634,900)
Gain on revaluation of deferred payment liability	-	(149,399)	-	(866,139)	-	-	-	-	(1,015,538)
Effect of movement in exchange rates	-	(9,916)	(40,591)	(66,975)	1,008	(186,155)	(284,126)	(175,461)	(762,216)
Balance, March 31, 2022	-	461,891	1,033,997	859,503	-	12,800,087	19,538,765	12,092,782	46,787,025
Current portion of deferred payment liability	-	461,891	1,033,997	-	-	8,494,488	10,128,391	6,583,645	26,702,412
Long-term portion of deferred payment liability	$-	$-	$-	$859,503	$-	$4,305,599	$9,410,374	$5,509,137	$20,084,613

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

15.	Share capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

During the period ended March 31, 2022:

(i)	On February 14, 2022, the Company issued the remaining 35,770 common shares to be issued relating to the Outplayed SPA.

(ii)	On February 28, 2022, the Company issued 111,267 common shares to settle the GameKnot Deferred Payment liability (Note 14).

(iii)	The Company received proceeds of $69,821 from the exercise of 74,051 stock options. The fair value assigned to these stock options of $239,899 was reclassified from contributed surplus to share capital.

During the period ended March 31, 2021:

(i)	The Company received proceeds of $594,836 from the exercise of 283,173 stock options. The fair value assigned to these stock options of $382,064 was reclassified from contributed surplus to share capital.

(ii)	The Company issued 2,835,289 common shares from the conversion of convertible debentures.

(iii)	On January 20, 2021, the Company issued 429,354 common shares to settle the remaining Steel Media Deferred Payment liability (Note 14).

(iv)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250 (the “Offering”). The Company incurred cash share issuance cost of $2,589,736 relating to the Offering.

16.	Stock options

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the stock option plan (the “Stock Option Plan”) which allows the Board of Directors to grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the Board of Directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

The following table reflects the continuity of stock options as of March 31, 2022 and December 31, 2021:

	March 31, 2022		December 31, 2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Beginning balance	3,923,491	$3.35	2,734,073	$1.61
Granted	-	-	1,598,905	6.17
Exercised	(74,051)	(0.94)	(363,176)	(2.16)
Forfeited	(44,266)	(8.49)	(46,311)	(7.28)
Ending balance	3,805,174	$3.34	3,923,491	$3.35
Exercisable	3,104,194	$2.45	2,668,573	$1.71

The weighted average share price on the date of exercise is $3.35 (December 31, 2021 - $7.25).

On January 20, 2021, following shareholder approval of the Stock Option Plan, the Company issued 743,671 stock options to directors, officers and employees, of which 679,582 were issued to directors and officers. These stock options are exercisable at $3.20, expire December 9, 2025 and vest as follows: (i) 304,709 on January 20, 2021; (ii) 247,890 on January 20, 2022; and (iii) 191,072 on January 20, 2023. These stock options were approved for issuance by the Board of Directors on December 9, 2020, and were granted upon shareholder approval of the Stock Option Plan on January 20, 2021. The fair value of the stock options issued was $4.73 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $6.10; exercise price - $3.20; expected life in years – 4.89 years; expected volatility – 86.59% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and, risk-free interest rate – 0.43%.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

16.	Stock options (continued)

On April 13, 2021, the Company issued 855,234 stock options to directors, officers, employees and consultants, of which 493,969 were issued to directors and officers. These stock options are exercisable at $8.75, expire January 1, 2026 and vest one-third on January 1, 2022, January 1, 2023 and January 1, 2024 respectively. The fair value of these stock options issued was $6.06 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $8.73; exercise price - $8.75; expected life in years – 4.72 years; expected volatility – 92.89% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and, risk-free interest rate – 0.94%.

The Company recorded share-based compensation expense of $421,270 (March 31, 2021- $1,857,441) for stock options vesting during the three months ended March 31, 2022.

The Company has the following stock options outstanding as of March 31, 2022:

Expiry date	Number of stock options outstanding	Exercise price	Number of stock options exercisable	Weighted average remaining life (years)

October 17, 2022	17,959	$0.80	17,959	0.55
November 18, 2022	821,607	0.37	821,607	0.64
November 14, 2023	13,187	2.37	13,187	1.62
March 29, 2024	303,310	2.37	303,310	2.00
August 27, 2024	943,750	2.40	943,750	2.41
December 9, 2025	737,377	3.20	548,398	3.70
January 1, 2026	777,984	8.75	265,983	3.76
December 12, 2028	190,000	1.00	190,000	6.71
	3,805,174	$3.34	3,104,194	2.72

17.	Share units

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the Share Unit Plan (“SU Plan”) which allows for the issuance of restricted share units and performance share units (collectively “Share Units”) to directors, officers, employees and consultants. The Board of Directors, or a committee appointed by the Board of Directors, will establish vesting conditions of Share Units at the time of grant. The maximum number of common shares that are issuable to settle Share Units cannot exceed 4% of the aggregate number of common shares issued and outstanding and the maximum number of common shares issuable in aggregate under the SU Plan and other share-based compensation arrangements adopted by the Company cannot exceed 10% of the common shares issued and outstanding. Share Units can be settled in cash or common shares at the option of the Company.

On January 20, 2021, following shareholder approval of the SU Plan, the Company issued 1,251,162 restricted share units to directors, officers and employees, of which 1,158,772 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,251,162 common shares of the Company. These restricted share units vest as follows: (i) 530,692 on January 20, 2021; (ii) 417,054 on January 20, 2022; and (iii) 303,416 on January 20, 2023. These restricted share units were approved for issuance by the Board of Directors on December 9, 2020, and were granted upon shareholder approval of the SU Plan on January 20, 2021. These restricted share units have been fair valued based on the quoted market price on the date of issuance of $6.10 per common share.

On April 13, 2021, the Company issued 1,242,577 restricted share units to directors, officers, employees and consultants, of which 636,887 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,242,577 common shares of the Company. These restricted share units vest one-third on January 1, 2022, January 1, 2023 and January 1, 2024 respectively. These restricted share units have been fair valued based on the quoted market price on the date of issuance of $8.73 per common share.

On July 19, 2021, the Company modified the vesting dates of 178,293 restricted share units issued to consultants on April 13, 2021. These 178,293 restricted share units were modified to vest 100% on October 31, 2021. Share-based compensation expense is recognized based on the modified vesting term.

The Company recorded share-based compensation expense of $964,911 (March 31, 2021 - $3,902,595) for restricted share units vesting during the three months ended March 31, 2022.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

17.	Share units (continued)

The Company has the following restricted share units outstanding as of March 31, 2022 and December 31, 2021:

	March 31, 2022	December 31, 2021

Beginning balance	2,455,697	-
Granted	-	2,493,739
Forfeited	(26,391)	(38,042)
Ending balance	2,429,306	2,455,697
Vested	1,467,228	711,452

18.	Related party transactions and balances

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer and former President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the period.

Compensation provided to key management during the three months ended March 31, 2022 and 2021 is as follows:

	March 31, 2022	March 31, 2021

Short-term benefits	$1,878,250	$842,409
Share-based compensation	1,189,327	5,336,435
	$3,067,577	$6,178,844

A summary of other related party transactions during the three months ended March 31, 2022 and 2021 is as follows:

	March 31, 2022	March 31, 2021

Total transactions during the period:
Revenue	$-	$624,936
Expenses
Consulting fees	138,571	489,396
Interest and accretion	-	152,506
Share of (income) loss from investment in associates and joint ventures	(296,041)	78,418

A summary of related party balances as of March 31, 2022 and December 31, 2021 is as follows:

	March 31, 2022	December 31, 2021

Balances receivable (payable):
Investment in associates and joint ventures	$1,181,310	$885,269
Trade and other receivables	3,697,608	3,734,410
Loans receivable	-	125,995
Accounts payable and accrued liabilities	(416,970)	(382,794)
Contract liabilities	(54,638)	(55,434)

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

18.	Related party transactions and balances (continued)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. On April 1, 2021, the Management SA with AIG eSports LP and Master SA with Vancouver Arena Limited Partnership was terminated. During the three months ended March 31, 2022, the Company recognized management revenue of $Nil (March 31, 2021 - $379,125) relating to the Management SA, and recognized consulting expenses of $Nil (March 31, 2021 - $379,125) relating to the Master SA. As of March 31, 2022, a balance of $451,796 (December 31, 2021 - $452,730) is included in trade and other receivables.

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, related parties by nature of them being under the control or direction of the Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the three months ended March 31, 2022, the Company recognized media advertising revenue of $Nil (March 31, 2021 - $16,578) pursuant to the Exchange of Marketing Rights and Benefits Agreement. As of March 31, 2021, a balance of $54,638 (December 31, 2021 - $55,434) is included in contract liabilities for media advertising services to be provided by the Company to AIG eSports and Surge eSports LLC.

As of March 31, 2022 a balance of $29,522 (December 31, 2021 - $29,952) and $24,077 (December 31, 2021 - $24,427) is due to AIG eSports LP and Surge eSports LLC, respectively, which is included in accounts payable and accrued liabilities, relating to team sponsorship fees payable.

As of March 31, 2022, trade and other receivables include $3,178,878 (December 31, 2021 - $3,225,177) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

On August 30, 2020, the Company completed the acquisition of Omnia Blue Ant Media Solutions Inc. (“Blue Ant”), following the acquisition Blue Ant and its affiliated companies are related parties to the Company. As of July 19, 2021, Blue Ant held less than 10% of the issued outstanding common shares of the Company and is no longer a related party of the Company. During the period from January 1, 2021 to March 31, 2021, the Company earned media revenue of $229,232 from Blue Ant and its affiliated companies.

A vendor-take-back (“VTB”) loan payable to Blue Ant of $5,750,000 arose on the acquisition of Omnia on August 30, 2020. On June 17, 2021, the Company settled the VTB by paying the principal balance of $5,750,000 and accrued interest of $408,329. During the three months ended March 31, 2021, the Company recognized $139,596 of interest expense and $12,910 of accretion expense on the VTB loan which is included in interest and accretion expenses in the condensed consolidated interim statement of loss and comprehensive loss.

During the three months ended March 31, 2022, the Company recognized consulting expenses of $18,793 (March 31, 2021 - $18,551) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As of March 31, 2022, a balance of $14,125 (December 31, 2021 - $7,063) is included in account payable and accrued liabilities.

As of March 31, 2022, a balance of $Nil (December 31, 2021 - $55,654) is included in account payable and accrued liabilities to Franchise Agency LLC, an agency which represents a director of the Company relating to consulting fees.

During the three months ended March 31, 2022 the Company recognized $119,778 (March 31, 2021 - $91,720) in consulting fees relating to Board of Director and committee fees to certain directors. As of March 31, 2022, a balance of $349,246 (December 31, 2021 - $265,698) is included in account payable and accrued liabilities.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

18.	Related party transactions and balances (continued)

As of March 31, 2022, a balance of $66,934 (December 31, 2021 - $56,503) is included in trade and other receivables from AFK, a related party by nature of it having common management as the Company, refer to Note 6.

As of March 31, 2022, the Company has loans receivable due from the former President and Chief Corporate Officer of $Nil (December 31, 2021 - $80,297) and $Nil (December 31, 2021 - $45,698) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 6 for information relating to an investment in associates controlled by a related party.

See Note 6 for information relating to an investment in joint venture under common management as the Company.

See Note 16 for information relating to stock options issued to officers and directors of the Company.

See Note 17 for information relating to restricted share units issued to officers and directors of the Company.

19.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and deferred payment liability. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the three months ended March 31, 2022. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 12.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

20.	Financial instruments

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liabilities, deferred payment liability and other long-term debt is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 – inputs for assets and liabilities not based upon observable market data

As of March 31, 2022 the Vedatis Earn-Out Payment liability is classified as a Level 3 financial instrument, see Note 14.

Total interest income and interest expense for the three months ended March 31, 2022 and 2021 for financial assets or financial liabilities that are not at fair value through profit or loss is as follows:

	March 31, 2022	March 31, 2021

Interest income	$(1,401)	$(18,320)
Interest and accretion expense	1,430,669	791,314
Net interest expense	$1,429,268	$772,994

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

20.	Financial instruments (continued)

Fair values (continued)

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	March 31, 2022	December 31, 2021

Trade receivables aging:
0-30 days	$22,347,469	$26,263,555
31-60 days	1,527,960	685,112
61-90 days	524,742	868,473
Greater than 90 days	1,492,656	2,217,521
	25,892,827	30,034,661
Expected credit loss provision	(57,080)	(58,472)
Net trade receivables	$25,835,747	$29,976,189

The movement in the expected credit loss provision can be reconciled as follows:

	March 31, 2022	December 31, 2021

Expected credit loss provision:
Expected credit loss provision, beginning balance	$(58,472)	$(67,466)
Recoveries	-	8,504
Effect of movement in exchange rates	1,392	490
Expected credit loss provision, ending balance	$(57,080)	$(58,472)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as of March 31, 2022:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		0.14%	0.33%	0.87%	1.06%
Trade receivables	$25,892,827	$22,347,469	$1,527,960	$524,742	$1,492,656
Expected credit loss provision	$57,080	$31,644	$5,021	$4,573	$15,842

All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 39.98% (December 31, 2021 – 46.58%) of trade receivables as of March 31, 2022 and 58.44% (March 31, 2021 – 71.48%) of revenues for the three months ended March 31, 2022.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

20.	Financial instruments (continued)

Liquidity risk (continued)

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than one year	One to two years	Two to three years	More than three years	Total
Accounts payable and accrued liabilities	$27,032,387	$-	$-	$-	$27,032,387
Contract liabilities	3,867,901	-	-	-	3,867,901
Income tax payable	193,701	-	-	-	193,701
Deferred payment liability	28,367,266	22,867,680	-	1,059,265	52,294,211
Lease contract liabilities	907,275	893,403	578,436	642,032	3,021,146
Long-term debt	2,000,000	7,500,000	-	-	9,500,000
Other long-term debt	10,961	10,961	10,961	357,204	390,087
	$62,379,491	$31,272,044	$589,397	$2,058,501	$96,299,433

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (including US dollars, UK pound sterling and Euro) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US dollars, UK pound sterling and Euro denominated trade and other receivables, accounts payable and accrued liabilities, deferred payment liability and cash. As of March 31, 2022, a 10% depreciation or appreciation of the US dollar, UK pound sterling and Euro against the Canadian dollar would have resulted in an approximate $3,542,000, $44,000 and $179,000 decrease or increase, respectively, in total net loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at Banker’s Acceptance fee equal to CDOR rate plus 7.5%. Fluctuations in the Banker’s Acceptance fee equal to CDOR rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% would approximately result in a $44,000 change in the annual interest expense.

21.	Commitments

As of March 31, 2022, the Company has the following payment commitments with respect to consulting and other contractual obligations:

Not later than one year	$672,000
Later than one year and not later than five years	1,040,000
$1,712,000

Further, the Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 6, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions, as required, it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital contribution requirements.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

22.	Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar for the three months ended March 31, 2022 and 2021 is as follows:

	March 31, 2022	March 31, 2021

Media and content	$41,863,908	$26,978,187
Esports and entertainment	1,969,779	1,227,424
Subscription	3,333,851	1,816,724
	$47,167,538	$30,022,335

Revenues, in Canadian dollars, in each of these geographic location for the three months ended March 31, 2022 and 2021 is as follows:

	March 31, 2022	March 31, 2021

Canada	$892,223	$771,078
USA	40,632,821	26,118,827
All other countries	5,642,494	3,132,430
	$47,167,538	$30,022,335

The non-current assets, in Canadian dollars, in each of the geographic locations as of March 31, 2022 and December 31, 2021 is as follows:

	March 31, 2022	December 31, 2021

Canada	$169,482,626	$169,761,447
USA	147,514,592	153,549,460
France	3,431,474	3,453,744
England and Wales	1,752,970	1,752,444
	$322,181,662	$328,517,095

23.	Subsequent events

(i)

 On April 20, 2022, the Company issued 1,560,697 stock options to directors, officers, employees and consultants of which 902,141 stock options were issued to directors and officers. These stock options are exercisable at $2.75, expire April 20, 2027 and vest as follows: (i) 537,308 on January 1, 2023; (ii) 520,308 on January 1, 2024; and (iii) 503,351 on January 1, 2025.

(ii)	On April 20, 2022, the Company issued 1,922,877 restricted share units to directors, officers, employees and consultants of which 1,531,349 restricted share units were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,922,877 common shares of the Company. These restricted share units vest as follows: (i) 724,274 on January 1, 2023; (ii) 640,942 on January 1, 2024; and (iii) 557,661 on January 1, 2025.

(iii)	On April 29, 2022, the Company settled the Steel Media Earn-Out Payment liability through a cash payment of $461,891 (USD $369,631) (Note 14 (i)).

(iv)	On April 28, 2022, the Company, through its wholly-owned subsidiary, Steel Media, acquired all of the issued and outstanding treasury shares of Fantasy Media Limited and Fantasy Football Scout Limited (collectively “FFS”), pursuant to a share purchase agreement dated April 28, 2022 (the “FFS SPA”). Based in England and Wales, FFS owns the web property Fantasy Football Scout.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars)

23.	Subsequent events (continued)

(iv)	Continued

Pursuant to the terms of the FFS SPA, the Company acquired all of the outstanding treasury shares of FFS in exchange for (i) a cash payment of $2,914,890 (GBP £1,825,000) on closing, which includes an agreed upon cash excess amount of $519,090 (GBP £325,000), (ii) a payment of $1,597,200 (GBP £1,000,000) on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, (iii) a cash payment $798,600 (GBP £500,000) on the first anniversary of closing, based on the renewal of a Fantasy Premier League agreement, subject to adjustments, and (iv) a cash payment of $79,860 (GBP £50,000) on the second anniversary of closing, subject to adjustments.

The Company has, at its option, the ability to settle the first anniversary payment of $1,597,200 (GBP £1,000,000) either in cash or by the allotment and issuance of such number of commons shares determined by the volume weighted average share price for the ten trading days ended on a date that is one business day prior to the payment due date.

The first anniversary cash payment of $798,600 (GBP £500,000) will be paid if the Fantasy Premier League agreement, which expires on August 1, 2022, is renewed for an additional three-year period, on substantially similar or more favourable terms. The first anniversary cash payment is subject to other terms, conditions and adjustments.

Management determined that the acquisition of FFS is a business combination in accordance with the definition in IFRS 3, Business Combinations, and will account for the transaction in accordance with this standard. As a result of the close proximity between the closing date of the business combination and the date of these condensed consolidated interim financial statements, the initial accounting for the business combination, including the purchase price allocation, is not yet complete.